

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Mr. Peter J. Crage
 Chief Financial Officer
CEDAR FAIR, L.P.
One Cedar Point Drive
Sandusky, Ohio 44870-5259

> **Re: Cedar Fair, L.P.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-09444**
>
> and
>
> **Definitive Proxy on Schedule 14A**
> **Filed April 30, 2010**
> **File No. 1-09444**

Dear Mr. Crage:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2009)

Management's Discussion and Analysis

Business Overview, page 16

1.   We note the disclosure that you manage your properties by creating regional
        designations for your parks, including the northern region, southern region and
        western region. We further note the disclosure in Note 2 to the audited financial
        statements that you operate within the single reportable segment of
        amusement/water parks with accompanying resort facilities as each park has
        similar economic characteristics and offers similar products and services to
        similar customers. Please tell us whether the groupings by region also resulted in
        similar economic characteristics for each of the quarters in the two year ended
        December 31, 2009. In this regard, also expand your discussion in MD&A to
        explain how management uses the regional designation groupings of its parks in
        analyzing the profitability of your business operations and in allocating resources
        among either the region or individual amusement park or resort.

2.   Refer to the table of certain financial data shown on page 18. Please revise the
        table to relocate the line item "Adjusted EBITDA" to a separate section, such as
        "Other Data," similar to the data of "Selective Statistical Information." In this
        regard, the Adjusted EBITDA data is a non-GAAP measure that should not be
        inserted in the GAAP table of financial results. Further, the line item "Cash
        operating costs and expenses" should be revised to reflect the costs and expenses
        as shown in the statements of operations. Similar changes should be made to the
        table of Results of Operations on pages 21 and 23 along with revising the
        narrative discussion of operating costs and expenses to be inclusive of
        depreciation, amortization and other non-cash charges. Please revise in future
        filings. This comment is also applicable to your Forms 10-Q for the quarterly
        periods ended March 28, 2010 and June 27, 2010.

3.   See the last paragraph discussion of Adjusted EBITDA on page 22 within the
        results of operations. In future filings, please revise to eliminate the last sentence
        where you discuss Adjusted EBTIDA, excluding the additional charges to arrive
        at a 'further' Adjusted EBITDA non-GAAP measure.

Liquidity and Capital Resources, page 25

4.   See your discussion of the five fixed-rate interest swap agreements. To enhance
        the narrative disclosure, please include a table that denotes each individual
        notional amount that aggregates into the $1 billion total, along with the related
        fixed rate of interest and the variable rate of interest at the end of the fiscal year.
        Similarly, please include a table for your two cross-currency swap agreements.
        Please revise in future filings.

Financial Statements

Note 3. Goodwill and Other Intangible Assets, page 38

5.   In future filings please expand the disclosure to provide a tabular allocation of the remaining goodwill among your various amusement park or other properties that constitute reporting units. Similarly, provide such information for the indefinite-lives of the remaining trade-names intangible asset. In this regard, please identify how your remaining goodwill and trade-name amounts have been allocated among your properties at the balance sheet date.

6.   As property and equipment, net, is your most significant asset, please include a separate footnote that provides (to the extent practicable) a tabular presentation that allocates the balance among your individual parks and resorts and other assets. Such disclosure would include the related cost, accumulated depreciation, asset impairment, and net book value at each balance sheet date, reconciled to the aggregated total shown on the face of the balance sheet. Please also consider designating those properties that were acquired prior to 2006, and those acquired in the 2006 acquisition of Paramount Parks, as we note your long-lived intangible assets are tested for impairment based on such distinction, and we believe this additional disclosure will enhance the investors understanding of relating the goodwill and trade-names with the associated parks or other assets. Please revise in future filings.

Definitive Proxy Statement

Executive Compensation, page 7

7.   We note on page nine that you "have historically expected the Partnership's performance to exceed market median, and accordingly have provided a potential compensation package that, if performance objectives are met, will exceed market median." Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. Please confirm that in future filings you will identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

8.   We note on page 11 that you use Partnership performance goals in awarding cash bonus awards. However, it appears that you have not disclosed these goals. Please confirm that in future filings you will disclose the specific performance targets used to determine cash bonus awards. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance

goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

9.   It appears that the annual bonus program described on page 11 is a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. Please confirm that in future filings you will provide disclosure under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards Table and that you will disclose the dollar value of earnings pursuant to awards under non-equity incentive plans under "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

Certain Relationships and Related Transactions, page 36

10.   We note your disclosure on page 36 that Richard Kinzel's son, Bart Kinzel, and son-in-law, Tim Boals, are employed by the Partnership and each receive compensation in excess of $120,000 annually. Please confirm that in future filings you will disclose the approximate dollar value of each of these transactions as required by Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and Dana Brown, Attorney-Advisor, at (202) 551-3859, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief